

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
Mr. Jeremy W. Smeltser
Chief Financial Officer
SPX Corporation
13320 Ballantyne Corporate Place
Charlotte, NC 28277

>   **Re: SPX Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **Amendment 1 to Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 25, 2013**
>   **File No.: 001-06948**

Dear Mr. Smeltser:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the Year ended December 31, 2012

Exhibit 99.1

Independent Auditors' Report

1.   We note that the independent auditor for EGS Electrical Group, LLC and subsidiaries conducted its audits in accordance with both "generally accepted auditing standards as established by the Auditing Standards Board (United States)" and "the standards of the Public Company Accounting Oversight Board (United States)." As we note that the term "generally accepted auditing standards as established by the Auditing Standards Board

(United States)" is not one that is required by AU 508, and to be consistent with the guidance in paragraph 3 of PCAOB Auditing Standard No. 1, please have your auditors remove the reference from its audit report.

Form 10-K for the Year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 54

Note 5. Information on Reportable Segments and Other Operating Segments, page 65

2.   We note you disclosed that you aggregate certain of your operating segments into two reportable segments, Flow Technology and Thermal Equipment and Services. We further note you indicated that your remaining operating segments do not meet the required quantitative threshold criteria and have been combined within an "All Other" category, which you refer to and have presented as "Industrial Products and Services." Tell us and revise future filings to clarify why you have combined, named and presented your operating segments that do not meet the FASB Accounting Standards Codification Topic 280 quantitative threshold criteria for separate disclosure as "Industrial Products and Services". Tell us the approximate number of operating segments combined in this "All Other" segment category. Also, tell us whether any of the combined segments presented within "Industrial Products and Services" represent a significant percentage of the category's amounts disclosed in accordance with paragraph 280-10-50-15 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief